================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------
                                 SCHEDULE 13D/A
                             ----------------------

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1
                             ----------------------

                          FREEPORT-MCMORAN SULPHUR INC.
             ------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   35671R-10-4
                            -------------------------
                                 (CUSIP Number)

                                 Bruce Berkowitz
                             100 Jericho Quadrangle
                                    Suite 212
                             Jericho, New York 11753
                                 (212) 319-4100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
    ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 23, 1998
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

--------------------------                            --------------------------
CUSIP No.35671R-10-4             SCHEDULE 13D/A-1           Page 2  of 11 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  Joel M. Greenblatt
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  AF,WC
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      50,313
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           395,746
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             50,313
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      395,746
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  446,059
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.58%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================

--------------------------                            --------------------------
CUSIP No.35671R-10-4             SCHEDULE 13D/A-1           Page 3  of 11 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  Gotham Capital III, L.P.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================

--------------------------                            --------------------------
CUSIP No.35671R-10-4             SCHEDULE 13D/A-1           Page 4  of 11 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  Gotham Capital V, LLC
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                               5.     SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     6.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           355,079
    EACH                      --------------------------------------------------
  REPORTING                    7.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               8.     SHARED DISPOSITIVE POWER

                                      355,079
--------------------------------------------------------------------------------
9.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  355,079
--------------------------------------------------------------------------------
10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
11.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.64%
--------------------------------------------------------------------------------
12.               TYPE OF REPORTING PERSON

                  00-Limited Liability Company
================================================================================

--------------------------                            --------------------------
CUSIP No.35671R-10-4             SCHEDULE 13D/A-1           Page 5  of 11 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  Gotham Capital VI, LLC
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                               5.     SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     6.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           40,676
    EACH                      --------------------------------------------------
  REPORTING                    7.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               8.     SHARED DISPOSITIVE POWER

                                      40,676
--------------------------------------------------------------------------------
9.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  40,676
--------------------------------------------------------------------------------
10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
11.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.42%
--------------------------------------------------------------------------------
12.               TYPE OF REPORTING PERSON

                  00-Limited Liability Company
================================================================================

CUSIP NO. 35671R-10-4                                PAGE   6   OF   11   PAGES
                                                          -----    ------

EXPLANATORY NOTE: THIS AMENDMENT NO. 1 IS BEING FILED AT THE REQUEST OF THE COMMISSION TO CLARIFY THE MATTERS REPORTED ON IN AN INITIAL SCHEDULE 13G FILED ON FEBRUARY 24, 1998. THE REPORTING PERSON ELECTED TO FILE THE 13G PURSUANT TO AMENDMENTS TO REGULATION 13D-G WHICH BECAME EFFECTIVE ON FEBRUARY 17, 1998. THE 13G FILING DIFFERED FROM THE OUTSTANDING 13D FILING BY REFLECTING A 1% OR MORE CHANGE IN BENEFICIAL OWNERSHIP AND A CORPORATE REORGANIZATION OF ENTITIES CONTROLLED BY THE REPORTING PERSON. THE SEC'S CURRENT INTERPRETATION OF THE 13D-G AMENDMENTS IS THAT REPORTING PERSONS ARE REQUIRED TO FIRST AMEND SCHEDULE 13D TO REFLECT SUCH EVENTS. AFTER FILING OF THIS AMENDMENT NO. 1, THE REPORTING PERSON INTENDS (SO LONG AS HE REMAINS A PASSIVE INVESTOR), TO REPORT SUBSEQUENT REPORTING EVENTS, IF ANY, ON SCHEDULE 13G.

ITEM 2. IDENTITY AND BACKGROUND
        -----------------------
        (a) This Schedule is being filed by Joel M. Greenblatt (hereinafter sometimes referred to as the "Reporting Person") individually, and in his capacity as controlling person of the following entities:

         (i) Gotham Capital III, L.P., a Delaware limited partnership and its wholly-owned subsidiaries ("Gotham III");

         (ii) Gotham Capital VI, LLC, a Delaware limited liability company ("Gotham VI"); and

         (iii) Gotham Capital V, LLC, a Delaware limited liability company ("Gotham V").

         (b), (c) and (f) Each of the Reporting Person and other entities described above has a business address of 100 Jericho Quadrangle, Suite 212, Jericho, New York 11753.

         Joel M. Greenblatt is a United States citizen residing in the State of New York whose principal occupation is as General Partner of Gotham III and Manager of Gotham VI.

         Gotham III is a privately owned investment partnership which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

         Gotham VI and Gotham V are privately owned Delaware limited liability company which are in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

         (d) No events have occurred which would be required to be reported under the provisions of this Item.

         (e) No events have occurred which would be required to be reported under the provisions of this Item.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------
         (a) The beneficial ownership by Joel M. Greenblatt, Gotham III, Gotham V and Gotham VI of Common Stock of the Issuer as of the date hereof is as follows:

CUSIP NO. 35671R-10-4                                PAGE   7   OF   11   PAGES
                                                          -----    ------

           NO. OF SHARES:                        NATURE OF OWNERSHIP               PERCENTAGE OF CLASS
           --------------                        -------------------               -------------------
               50,313                 The record ownership and economic interest          0.52%
                                      in such  shares is held by Mr.  Greenblatt
                                      individually,  and he has sole  voting and
                                      dispositive power with respect thereto.


               355,079                The record ownership and economic interest          3.64%
                                      in such  shares  is held by  Gotham V. Mr.
                                      Greenblatt is the Manager of Gotham V and,
                                      therefore,  may be deemed to have indirect
                                      beneficial ownership of, and shared voting
                                      and  dispositive  power with  respect  to,
                                      such shares.


               40,676                 The record ownership and economic interest          0.42%
                                      in such  shares is held by Gotham  VI. Mr.
                                      Greenblatt  is the  Manager  of  Gotham VI
                                      and,  therefore,  may be  deemed  to  have
                                      indirect  beneficial   ownership  of,  and
                                      shared voting and  dispositive  power with
                                      respect to, such shares.


           ==============                                                            ===============
               446,059                                                                    4.58%


CUSIP NO. 35671R-10-4                                PAGE   8   OF   11   PAGES
                                                          -----    ------


         Under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, as a result of the control relationships and individual holdings described above, Joel M. Greenblatt may be deemed to be the beneficial owner of 446,059 shares (4.58%) of the Common Stock of the Issuer.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for the Reporting Person and other entities, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 9,740,503 outstanding shares of Common Stock of the Issuer reported in the Issuers Form 10-Q for the fiscal period ended 6/30/98.

         (b) Gotham VI and Gotham V each have the sole power to vote and dispose of the Common Stock of the Issuer beneficially owned by them. Such voting and dispositive power may be exercised on behalf of both entities by their respective Mangers. Joel M. Greenblatt is the Manager of each of Gotham V and Gotham VI. Therefore, Joel M. Greenblatt may be deemed to each have shared voting and dispositive power over the 355,079 (3.64) and 40,676 (0.42%) shares of the Common Stock of the Issuer beneficially owned in the aggregate by Gotham V and Gotham VI.

         In addition, Mr. Greenblatt has sole voting and dispositive power over the 50,313 (0.52%) owned by him for his own account.

         (c) Transactions in the securities of the Issuer reported on herein which have been effected in the past sixty days by the Reporting Persons are as follows (all such transactions were open market acquisitions of Common Stock except as otherwise indicated):

CUSIP NO. 35671R-10-4                                PAGE   9   OF   11   PAGES
                                                          -----    ------

  REPORTING PERSON/
  CONTROLLED ENTITY            DATE          NO. OF SHARES           PRICE PER SHARE                TOTAL
  -----------------            ----          -------------           ---------------                -----
      Gotham III             12/22/97           28,801(a)                  N/A                        N/A
                             12/23/97           38,200                   12.2814                 $469,149.48
                             12/23/97           37,600                   11.9490                  449,282.40
                             12/24/97           83,500                   12.5809                1,050,505.15
                             12/26/97           21,700                   12.9984                  282,065.28
                             12/29/97           11,500                   13.2500                  152,375.00
                             01/03/98          (47,077)(b)                 N/A                        N/A
                             01/03/98           (9,636)(b)                 N/A                        N/A
                             01/03/98          (16,575)(c)                 N/A                        N/A
                             01/03/98           (3,392)(c)                 N/A                        N/A
                             01/06/98          175,000                    9.7767                1,710,922.50
                             01/08/98           35,500                   11.1056                  394,248.80
                             01/09/98           15,400                   11.1238                  171,306.52
                             01/09/98           50,000                   11.0316                  551,580.00
                             01/12/98            1,300                   11.1250                   14,462.50
                             01/12/98           10,000                   11.2500                  112,500.00
                             01/14/98           25,000                   12.3175                  307,937.50
                             01/15/98          104,400                   12.1278                1,266,142.30
                             01/21/98            4,000                   12.7266                   50,906.40
                             01/31/98         (302,553)(g)                 N/A                        N/A
                             02/01/98            3,000                   12.5000                   37,500.00
                             02/12/98          (16,500)                  16.2769                 (268,568.85)
                             02/18/98          (49,600)                  15.0580                 (746,876.80)
                             02/23/98          (22,968)                  11.5301                 (264,823.34)
                             02/23/98         (176,600)                  15.1250                2,671,075.00

       Gotham V              01/31/98           52,526(f)                12.4375                 $653,292.12
                             01/31/98          302,553(g)                12.4375                3,763,002.95

      Gotham VI              01/03/98           16,575(d)                11.7500                 $194,756.25
                             01/03/98            3,392(d)                11.9375                   40,492.00
                             01/03/98           83,800(d)                11.7500                  984,650.00
                             01/03/98           17,135(d)                11.9375                  204,549.06
                             01/31/98          (52,526)(f)                 N/A                        N/A
                             02/12/98           (1,800)                  16.2769                  (29,298.42)
                             02/18/98           (5,700)                  15.0580                  (85,830.60)
                             02/23/98          (20,200)                  15.1250                ( 305,525.00)

       Joel M.               01/03/98           47,077(e)                11.7500                 $553,154.75
      Greenblatt             01/03/98            9,636(e)                11.9375                  115,029.75
                             02/18/98           (1,700)                  16.2769                  (27,670.73)
                             02/23/98           (2,700)                  15.0580                  (70,772.60)

---------------------------


     (a) Acquired in connection with merger of Freeport-McMoRan Resources Limited Partnership and IMC Global, Inc. pursuant to the terms thereof
     (b)   Distribution-in-kind to Mr. Greenblatt for his own account

CUSIP NO. 35671R-10-4                               PAGE   10   OF   11   PAGES
                                                         ------    ------


 (c) Distribution-in-kind to Mr. Greenblatt for later capital contribution by him to Gotham VI
 (d) Capital  contribution of securities to Gotham VI by certain of its Members
 (e) Shares  received  in  distribution-in-kind  from Gotham III
 (f) Capital  contribution of Securities to Gotham V by Gotham VI
 (g) Capital contribution of Securities to Gotham V by Gotham III
------------------------

ITEM 5 (CONTINUED)

  (d) Not Applicable.

  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A. Agreement of Joint Filing- Incorporated by reference to initial 13D filed 1/20/98

CUSIP NO. 35671R-10-4                               PAGE   11   OF   11   PAGES
                                                         ------    ------


After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            /s/ Joel M. Greenblatt
                                            ------------------------------------
                                            Joel M. Greenblatt, Individually and
                                            as manager of Gotham Capital VI, LLC
                                            and as  General  Partner  of  Gotham
                                            Capital III, L.P.


Date: August 21, 1998